# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nvni Group Limited, CIK 0001965143
CUSIP: G50716102
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: P.O. Box 10008, Willow House, Cricket Sq, Grand Cayman, Cayman Islands (E9), KY1-1001
Date of event which requires filing of this statement: 10/10/2025
Filed by CIK 0001994208
Persons authorized to receive notices and communications: Pierre Schurmann, c/o Nvni Group Limited, P.O. Box 10008, Willow House, Cricket Sq, Grand Cayman, Cayman Islands (E9), KY1-1001, 55 11 5642-3370

## Reporting persons
- Pierre Schurmann (CIK 0001994208): type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); source of funds: personal funds (PF); sole voting power 1,622,087; shared voting power 0; sole dispositive power 1,622,087; shared dispositive power 0; aggregate amount beneficially owned 1,622,087 (16.16% of the class)
  Comment: (1) Includes 146,512 Ordinary Shares held by Pierre Schurmann, 1,426,810 Ordinary Shares held by Heru Investment Holdings Ltd. an entity controlled by Pierre Schurmann and 32,000 Ordinary Shares further acquired by Heru Investment Holdings Ltd on October 10, 2025, making the total holding of Ordinary Shares by Heru Investment Holdings Ltd 1,458,810, and 16,765 Ordinary shares held by Coppi International Ltd., a British Virgin Islands limited liability company ("Coppi"). Pursuant to the Coppi Power of Attorney, the Reporting Person is the sole power-of-attorney with sole voting power with respect to such shares.
  
  (2) Includes 146,512 Ordinary Shares held by Pierre Schurmann, 1,426,810 Ordinary Shares held by Heru Investment Holdings Ltd. an entity controlled by Pierre Schurmann and 32,000 Ordinary Shares further acquired by Heru Investment Holdings Ltd on October 10, 2025, making the total holding of Ordinary Shares by Heru Investment Holdings Ltd 1,458,810, and 16,765 Ordinary shares held by Coppi International Ltd., a British Virgin Islands limited liability company ("Coppi"). Pursuant to the Coppi Power of Attorney, the Reporting Person is the sole power-of-attorney with sole voting power with respect to such shares.
  
  (3) The percentage set forth in row (13) is based on the Issuer's 10,032,710 Ordinary Shares outstanding on December 26, 2025.
  
  *On March 27, 2025, Pierre Schurmann was issued 350,000 Class FF Shares for a total subscription price of US$3.50, with each class FF share having 1,000 votes.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Nvni Group Limited
Address of issuer's principal executive offices: P.O. Box 10008, Willow House, Cricket Sq, Grand Cayman, Cayman Islands (E9), KY1-1001
Comment:
Explanatory Note

This Amendment No. 4 to the Schedule 13D filed by the Reporting Person is solely to correct an inadvertent error contained in Amendment No. 3. Specifically, the acquisition of the 32,000 Ordinary Shares by Heru Investment Holdings Ltd. (which is controlled by the Reporting Person) on October 10, 2025, was reported in Item 3 of amendment No. 3, but that amendment incorrectly stated the number of Ordinary Shares reported as beneficially owned by the Reporting Person. This Amendment is filed to correct this error and the corresponding percentages by adding these shares. No new transactions are being reported in this Amendment No. 4.

## Item 2. Identity and Background
Name of person filing: Pierre Schurmann
Residence or business address: P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, Cayman Islands KY1-1001.
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer and Chair of the board of directors of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a Brazilian citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 10, 2025, Heru Investment Holdings Ltd. acquired 32,000 ordinary shares of the Company. Heru Investment Holdings Ltd. is controlled by the Reporting person, Pierre Schurmann.

## Item 4. Purpose of Transaction
Purpose of transaction:
the Reporting person acquired the securities described in this Schedule 13D for investment purposes.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Amendment to the Initial Schedule 13D, the Reporting Person beneficially owns 1,622,087Ordinary Shares of the Issuer, which represents 16.16% of the Issuer's Ordinary Shares, based on 10,032,710 outstanding Ordinary Shares as of December 26, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person beneficially owns 1,622,087shares of the Issuer's Ordinary Shares and exercises voting and dispositive control over such Ordinary Shares.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer.

## Signatures
- Pierre Schurmann: /s/ Pierre Schurmann, Pierre Schurmann/Chief Executive Officer and Chair of the Board (01/12/2026)